Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of Pesos)

	December 31,
	2017	2016		2015		2014		2013
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	1,210,486	869,267		800,232		855,508		943,126
Portion of rent expense representative of interest factor (A)	90,851	97,752		85,022		99,328		92,104
Fixed charges	1,301,337	967,019		885,254		954,836		1,035,230
Earnings:
Pretax income from continuing operations	1,846,311	(775,179)		(301,930)		(460,337)		(521,849)
Less:
Non-controlling interest	1,989	1,480		(2,250)		2,421		4,985
Equity investee (income) loss	-	-		-		-		-
Fixed charges	1,301,337	967,019		885,254		954,836		1,035,230
Less:
Capitalized interest
Earnings	3,145,659	190,360		585,574		492,078		508,396
Ratio of earnings to fixed charges	2.42	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)
Due to the registrant’s loss in 2016, 2015, 2014, and 2013, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $776.7, $299.7 $462.8, and $526.8 million respectively, to achieve a coverage ratio of 1:1.